Exhibit 99.1

TTM Technologies Purchases Two Nano Dimension Additive

Manufacturing Systems, Expanding Total to Three Printers

Increasing its investment in the DragonFly Pro reflects TTM’s continued confidence in the benefits of additive manufacturing for electronics

NESS ZIONA, Israel, April 22, 2019 –Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today that TTM Technologies, a global leader in printed circuit board (PCB) manufacturing, has expanded its relationship with Nano Dimension by purchasing two additional DragonFly Pro systems, to complement the existing single unit at the facility. With three DragonFly Pro systems in-house, TTM expands its additive manufacturing capabilities for printed electronics and sets a footprint within its large enterprise customer base from the aerospace and defense industries, among others.

TTM provides both engineering and manufacturing support for advanced experimental applications that are vital for many of the end markets in which TTM’s clients operate. Investment in the new DragonFly Pro systems will enable TTM’s engineering teams to leverage the precision and the unique capabilities of the advanced 3D printing technology, including combining conductive metal and polymer in a single print. The purchase of the two systems also adds to TTM’s commitment to offer the latest prototyping and manufacturing solutions to its customer base, to deliver a more efficient and innovative service for the creation of functional multilayer PCBs, RF antenna prototypes with complex geometries, sensors and radically new designs that support the growing IoT market.

“It’s been over a year since we launched the DragonFly Pro. One of the most significant achievements is seeing how customers using our system can consistently overcome development and production challenges, increase innovation and improve workflows to achieve faster time to market and better performance,” said Amit Dror, CEO of Nano Dimension. “The combination of our unique system and TTM’s leading expertise in innovative design, development and manufacturing, allows them to provide services like no one else can, to achieve market dominance in traditional and additive manufacturing processes. We are excited to be collaborating with TTM, a company that is garnering the value of precision additive manufacturing of printed electronics.”

Integrating an extremely precise inkjet deposition printer with dedicated nano-inks and optimized 3D software, the award-winning DragonFly Pro is transforming additive manufacturing for electronics development by enabling companies to take control of their entire development cycle. The system enables designers and engineers to 3D-print metal and polymer simultaneously to achieve in-house prototyping of functional electronics such as IoT communication devices, sensors, conductive geometries, antennas, molded interconnect devices, printed circuit boards and other innovative devices. In some cases, it also miniaturizes electronics making devices and circuit boards more efficient in capacity as well as in performance.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About TTM

TTM Technologies, Inc., is a leading global printed circuit board manufacturer, focusing on quick-turn and volume production of technologically advanced PCBs, backplane assemblies and electro-mechanical solutions as well as a global designer and manufacturer of RF and microwave components and assemblies. TTM stands for time-to-market, representing how TTM’s time-critical, one-stop manufacturing services enable customers to shorten the time required to develop new products and bring them to market. Additional information can be found at www.ttm.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, collaborating with TTM, that investment in the new DragonFly Pro systems will enable TTM’s engineering teams to leverage the precision and the unique capabilities of the advanced 3D printing technology, and that the combination of Nano Dimension’s system and TTM’s expertise will allow TTM to provide services to achieve market dominance in traditional and additive manufacturing processes. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com